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                                                                HEIN-WERNER LOGO

                                                                     MAY 4, 1998
Dear Shareholders:

     On behalf of the Board of Directors of Hein-Werner Corporation (the "Company"), I am pleased to inform you that on April 27, 1998 the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Snap-on Incorporated ("Snap-on") and Snap-on Pace Company, an indirect wholly-owned subsidiary of Snap-on ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer to purchase all of the outstanding shares (the "Shares") of the common stock of the Company at $12.60 per Share in cash (the "Offer").

     Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with the Company (the "Merger"), and all Shares not purchased pursuant to the Offer will be converted into the right to receive $12.60 per Share in cash without interest (except any Shares as to which the holder has properly exercised dissenters' rights).

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed with the Securities and Exchange Commission, including, among other things, the opinion, dated April 27, 1998, of Credit Suisse First Boston Corporation, the Company's financial advisor, that as of such date, the $12.60 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase, dated May 4, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

     I appreciate very much the opportunity I have had to serve as the President and Chief Executive Officer of the Company for the past 22 years. I hope you are as pleased as I am that your investment in the Company has led to the opportunity afforded by the Offer.

                                          Sincerely,

                                          [Joseph L. Dindorf Sig.]
                                          Joseph L. Dindorf
                                          President and Chief Executive Officer